SECURITIES AND EXCHANGE COMMISSION
           Washington, D.C.  20549

                 SCHEDULE 13G

  Under the Securities Exchange Act of 1934
              (Amendment No. _)


              Warnaco Group Inc.
               (Name of Issuer)


                 Common Stock
        (Title of Class of Securities)

                   934390105
                (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or
otherwise subject to the liabilities of that section of the
Act but shall be subject to all other provisions of the Act (however, see the Notes).
CUSIP No.  934390105          13G/A

1.  Names of Reporting Persons, SS or IRS
     Identification Nos. of Above Persons

        Loomis, Sayles & Company, L.P.
        I.R.S. Tax I.D. No. 04-3200030

2.  Check the Appropriate Box if a Member of a Group
     (See Instructions)*
      (a) [ ]
      (b) [ ]

3.  SEC USE ONLY

4.  Citizenship or Place of Organization:        Delaware

5.  Sole Voting Power:                  2,631,166

6.  Shared Voting Power:                22,500

7.  Sole Dispositive Power:             none

8.  Shared Dispositive Power:           5,190,400

9.  Aggregate Amount Beneficially
     Owned by Each Reporting Person:    5,190,400

10. Check (Box) if the Aggregate Amount
      in Row (9) Excludes Certain Shares*:   [ ]
      (See Instructions)
11. Percent of Class Represented
      by Amount in Row 9:               10.02

12. Type or Reporting Person:           IA
      (See Instructions)Item 1.    (a)  Name of Issuer:

                    Warnaco Group Inc.

               (b)  Address of Issuer's Principal  Executive Offices:

          90 Park Avenue
          26th Floor
          New York, NY   10016

Item 2.   (a)  Name of Person Filing:

                Loomis, Sayles & Company, L.P.

     (b)  Address of Principal Business Office or, if none, Residence:

                    One Financial Center, Boston, MA 02111

          (c)  Citizenship:             Delaware

               (d)  Title of Class of Securities:           Common Stock

     (e)  CUSIP Number:       934390105

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a)  [  ] Broker or Dealer registered under Section 15 of the Act

     (b)  [  ] Bank as defined in section 3(a)(6) of the Act

     (c)  [  ] Insurance Company as defined in Section 3(a)(19) of the Act

     (d) [ ] Investment Company registered under Section 8 of the Investment Company Act

     (e) [X] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

     (f)  [   ]  Employee Benefit Plan, Pension Fund which is
          subject to the provisions of the Employee
          Retirement Income Security Act of 1974 or
          Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)

     (g)  [   ]  Parent Holding Company, in accordance with
          Section 240.13d-1(b)(ii)(G) (Note: See Item 7)

     (h)  [   ]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)
Item 4. Ownership.

If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

(a)  Amount Beneficially Owned:         5,190,400

(b)  Percent of Class:             10.02

(c)  Number of shares as to which such person has:

    (i)    sole power to vote or to direct the vote:
           2,631,166

    (ii)   shared power to vote or to direct the vote:
           22,500

    (iii)  sole power to dispose or to direct
            the disposition of:              none

    (iv)  shared power to dispose or to
            direct the disposition of:       5,190,400


Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Instructions: Dissolution of a group requires a response to this item.

Not applicable

Item 6.  Ownership of more than Five Percent
on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified.
A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Clients of Reporting Person have such a right, none of whom has such interest relating to more than 5% of class.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the
Parent Holding Company

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

Not Applicable.

Item 8. Identification and Classification of Members of the
Group

If a group has filed this schedule pursuant to Rule
13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) attach an exhibit stating the identity of each member of the group.

Not Applicable.

Item 9.    Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not Applicable.

Item 10.   Certification

The following certification shall be included if the statement is filed pursuant to Rule13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: September 8, 1997
/s/Margaret W. Chambers, Esq.


___________________________________________________
Signature
Margaret W. Chambers, Vice President